As filed with the Securities and Exchange Commission on March 7, 2014

File No. 812-______

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
__________________________________________________________________

Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an
exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule
22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from Sections
17(a)(1) and (a)(2) of the Act

In the Matter of
The Vanguard Group, Inc.	Vanguard Montgomery Funds
Vanguard Marketing Corporation	Vanguard Morgan Growth Fund
Vanguard Admiral Funds	Vanguard Municipal Bond Funds
Vanguard Bond Index Funds	Vanguard New Jersey Tax-Free Funds
Vanguard California Tax-Free Funds	Vanguard New York Tax-Free Funds
Vanguard Charlotte Funds	Vanguard Ohio Tax-Free Funds
Vanguard Chester Funds	Vanguard Pennsylvania Tax-Free Funds
Vanguard CMT Funds	Vanguard Quantitative Funds
Vanguard Convertible Securities Fund	Vanguard Scottsdale Funds
Vanguard Explorer Fund	Vanguard Specialized Funds
Vanguard Fenway Funds	Vanguard STAR Funds
Vanguard Fixed Income Securities Funds	Vanguard Tax-Managed Funds
Vanguard Horizon Funds	Vanguard Trustees’ Equity Fund
Vanguard Index Funds	Vanguard Valley Forge Funds
Vanguard Institutional Index Funds	Vanguard Variable Insurance Funds
Vanguard International Equity Index Funds	Vanguard Wellesley Income Fund
Vanguard Malvern Funds	Vanguard Wellington Fund
Vanguard Massachusetts Tax-Exempt	Vanguard Whitehall Funds
Funds	Vanguard Windsor Funds and
Vanguard Money Market Reserves	Vanguard World Fund

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Barry A. Mendelson	W. John McGuire, Esq.
The Vanguard Group, Inc.	Michael Berenson, Esq.
Mail Stop V26	Bingham McCutchen LLP
P.O. Box 2600	2020 K Street N.W.
Valley Forge, PA 19482-2600	Washington, D.C. 20006

Page 1 of 81 sequentially numbered pages (including exhibits)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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:
In the matter of	:
	:	Application for an Order under Section 6(c)
	:	of the Investment Company Act
	:	of 1940 for an exemption from Sections
The Vanguard Group, Inc.	:	2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and
Vanguard Marketing Corporation and	:	22(e) of the Act and Rule 22c-1 under the
Vanguard Admiral Funds
Vanguard Bond Index Funds
Vanguard California Tax-Free Funds
Vanguard Charlotte Funds
Vanguard Chester Funds
Vanguard CMT Funds
Vanguard Convertible Securities Fund
Vanguard Explorer Fund
Vanguard Fenway Funds
Vanguard Fixed Income Securities Funds
Vanguard Horizon Funds
Vanguard Index Funds
Vanguard Institutional Index Funds
Vanguard International Equity Index Funds
Vanguard Malvern Funds
Vanguard Massachusetts Tax-Exempt Funds
Vanguard Money Market Reserves
Vanguard Montgomery Funds
Vanguard Morgan Growth Fund
Vanguard Municipal Bond Funds
Vanguard New Jersey Tax-Free Funds
Vanguard New York Tax-Free Funds
Vanguard Ohio Tax-Free Funds
Vanguard Pennsylvania Tax-Free Funds
Vanguard Quantitative Funds
Vanguard Scottsdale Funds
Vanguard Specialized Funds
Vanguard STAR Funds
Vanguard Tax-Managed Funds
Vanguard Trustees’ Equity Fund
Vanguard Valley Forge Funds
Vanguard Variable Insurance Funds
Vanguard Wellesley Income Fund
Vanguard Wellington Fund

Vanguard Whitehall Funds
Vanguard Windsor Funds
Vanguard World Fund
	:	Act, under Sections 6(c) and (17)(b)
	:	of the Act, for an exemption from
	:	Sections 17(a)(1) and (a)(2) of the Act.
File No. 812-________	:
:
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I. INTRODUCTION

A. Summary of Application

In this application (“Application”), The Vanguard Group, Inc. (“VGI” or “Adviser”),

Vanguard Marketing Corporation (“VMC” or “Distributor”) and the various trusts that are listed as applicants to this application (“Trusts”), collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an

exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and Rule

22c-1 under the Act and, under Sections 6(c) and 17(b) of the Act, for an exemption from

Sections 17(a)(1) and (a)(2) of the Act (the “Order”). Applicants are requesting relief with respect to existing and future series of the Trusts (or other trusts that in the future may rely on this Order) that are (a) actively-managed and (b) offer an exchange-traded class of shares (such series hereafter referred to as “Applicant Funds” or “Funds”).1 The Order would permit, among other things, (a) an existing actively-managed open-end investment company to issue an exchange-traded class of shares (“ETF Shares”)2 that are redeemable in large aggregations only

(“Creation Units”); (b) secondary market transactions in ETF Shares at negotiated prices on a

1 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the application.

2 As used in this Application, the term “ETF Shares” refers to the exchange-traded nature of the shares and includes shares issued by both index and actively managed Vanguard funds.

national securities exchange (“Listing Market”), as defined in Section 2(a)(26) of the Act, rather than at net asset value (“NAV”); (c) certain Applicant Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption; and (d) certain affiliated persons of the investment company and affiliated persons of such affiliated persons (“second tier affiliates”) to buy securities from, and sell securities to,

such investment company in connection with the purchase and redemption of aggregations of

ETF Shares (all the exemptions requested are collectively referred to as the “Relief”).3

The Applicants believe that (a) the requested Relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (b) with respect to the Relief from Section 17(a)(1) and

17(a)(2), (i) the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) the proposed transactions are consistent with the policy of each Applicant Fund,

as recited in its registration statement and reports filed under the Act, and (iii) the proposed transactions are consistent with the general purposes of the Act.

3 VGI and VMC have previously received the exemptive relief necessary to offer ETF Shares of index-based investment companies (“Index-Based ETF Shares”). See Vanguard Index Funds, et al., File
No. 812-12094, Investment Company Act Rel. Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12,
2000) (order); Vanguard Index Funds, et al., File No. 812-12912, Investment Company Act Rel. Nos.
26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003 (order); Vanguard International Equity Index
Funds, et al., File No. 812-12860, Investment Company Act Rel. Nos. 26246 (Nov. 3, 2003) (notice) and
26281 (Dec. 1, 2003) order; and Vanguard Bond Index Funds, et. al., File No. 812-13336, Investment
Company Act Release Nos. 27750 (March 9, 2007) and 27773 (April 25, 2007) (order). The four exemptive orders cited above, and the applications that requested them, are referred to hereafter as the
“Vanguard Index ETF Orders” and the “Vanguard Index ETF Applications.” Applicants have also received the exemptive relief necessary for other investment companies to purchase ETF Shares beyond the limits imposed by Section 12(d)(1) of the Act. See Vanguard Index Funds, et al., File No. 812-13157,
Investment Company Act Rel. Nos. 27314 (May 5, 2006) (notice) and 27386 (May 31, 2006) (order).
Applicants intend to rely on the 2006 12(d)(1) order with respect to the actively managed Funds that are the subject of this Application and therefore are not requesting 12(d)(1) relief as part of this Application.

B. Comparability to Prior Commission Orders

The requested relief is very similar to the relief granted by the Securities and Exchange

Commission (the “Commission”) to other actively managed exchange-traded funds (“ETFs”),

including GENCAP Strategies LLC et al., Calamos Advisors LLC, et al., and NGAM Advisors,

L.P., et al (the “Prior Actively Managed ETF Orders”).4 The primary difference between this

Application and the Prior Actively Managed ETF Orders is that this Application also seeks relief from Sections 18(f)(1) and 18(i) of the Act to permit Applicants to offer actively managed ETFs as a separate share class of funds that also offer conventional mutual fund shares. The proposed multiple class structure has previously been considered and approved by the Commission, in the context of index-based ETFs, in connection with the Vanguard Index ETF Orders.5

The majority of previous Commission orders permitting ETFs, including the Vanguard

Index ETF Orders, generally have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. In this case, the Applicant Funds will not attempt to track the performance of a specific securities index.

The relief requested herein would permit a Fund to hold securities actively selected by its investment adviser unrelated to the performance of any securities index. Because Applicants seek exemptive relief for an actively managed fund to issue ETF Shares, this Application addresses not only the customary issues raised by an index-based ETF proposal, but also the additional issues the Commission raised concerning the concept of an actively managed ETF.6

4 GENCAP Strategies LLC, et al., File No. 812-14048, Investment Company Act Release Nos.
30635 (July 30, 2013) (notice) and 30676 (Aug. 27, 2013) (order); Calamos Advisors LLC, et al. 812-
14169, Investment Company Act Release Nos. 30628 (July 24, 2013) (notice) and 30653 (Aug. 20, 2013)
(order); NGAM Advisors, L.P., et al., File No. 812-13941, Investment Company Act Release Nos. 30594
(July 9, 2013) (notice) and 30643 (Aug. 6, 2013) (order).

5 See supra note 3.

6 Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).

This Application also addresses the issues raised in the Vanguard Index ETF Applications related to the multi-class relief from Sections 18(f)(1) and 18(i) of the Act. Applicants believe that the relief sought does not raise any unique regulatory concerns and remains appropriate.

II. THE APPLICANTS

A. The Trusts

Each of the Trusts is organized as a Delaware statutory trust and is registered under the

Act as an open-end management investment company. Each Trust is authorized to offer an unlimited number of series/Funds. The Trusts will offer and sell their securities pursuant to registration statements on Form N-1A filed with the Commission under the Act and the

Securities Act of 1933 (“Securities Act”).

The organizational documents of the Trusts and their constituent Funds permit or will permit each of the Funds to issue shares of different classes. Each Fund will (a) be advised by

VGI or an entity controlling, controlled by or under common control with VGI (each such entity or any successor thereto included in the term “Adviser”) and (b) comply with the terms and conditions stated in this Application.7 Currently, most of the Funds offer multiple classes of shares.

Applicants propose that the Applicant Funds, which currently can only issue shares that are redeemable daily at net asset value (“Conventional Shares”), be permitted to issue ETF

Shares if so authorized by their respective boards of trustees (“Boards”). Except as set forth in

Part V.B.2 below, the Funds will comply in all respects with Rule 18f-3, which permits an open-

end investment company to issue more than one class of shares. Prior to offering ETF Shares to

7 For the purposes of the Order, “successor” is limited to an entity that would result from reorganization into another jurisdiction or a change in the type of business organization.

the public, a Fund will have amended or adopted, as necessary, the written plan required by paragraph (d) of Rule 18f-3 (the “18f-3 Plan”). In amending/adopting the 18f-3 Plan, the Board of each Fund, including a majority of the trustees who are not interested persons of the Fund,

will determine, for each Fund, that the expense allocation among the existing classes of

Conventional Shares and ETF Shares is in the best interests of each class individually and of the

Fund as a whole. At an appropriate time, a Fund that has been authorized by its Board to offer

ETF Shares will file with the Commission an amendment to its then-current registration statement to permit the Fund to offer and sell ETF Shares in addition to Conventional Shares.

Each Fund will have distinct investment strategies that are different from those of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an

“active” management strategy based on investments in equity and/or debt securities, as appropriate, including shares of other investment companies. If a Fund invests in derivatives,

then (a) the Fund’s Board will periodically review and approve the Fund’s use of derivatives and how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

Each Applicant Fund has adopted certain fundamental policies consistent with the Act. It is anticipated that each Fund will be classified as “diversified” under the Act. However, one or more Funds may be classified as a “non-diversified company” under the Act.8 Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue

8 See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,”
appropriate risk disclosure will be included in the Fund’s registration statement.

Code of 1986, as amended (the “Code”), in order to relieve each Fund of any liability for federal income tax to the extent that its earnings are distributed to shareholders.9

B. The Adviser

VGI or another authorized Adviser will be the investment adviser to the Funds. VGI is a

Pennsylvania corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and as a transfer agent under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”). VGI is wholly and jointly owned by 38 investment companies.10 Vanguard provides each of the Vanguard funds, including the Funds,

with corporate management, administrative, transfer agency, and, in some cases, investment advisory services. VGI employs a supporting staff of management and administrative personnel needed to provide the requisite services. The Adviser to each Fund will possess full discretionary investment authority with respect to the Fund’s portfolio (if the Fund has a single

Adviser) or a discrete portion of the Fund’s portfolio (if the Fund has multiple Advisers). Any investment adviser to a Fund will be registered under the Advisers Act or will not be subject to such registration.

C. The Distributor

The Distributor is a wholly-owned subsidiary of VGI and a broker-dealer registered under the Exchange Act. The Distributor currently provides all distribution and marketing services for the Index-Based ETF Shares being sold pursuant to the Vanguard Index ETF Orders and will serve in the same capacity for the Applicant Funds. The Distributor will not be affiliated with any Listing Market.

9 The Trust reserves the right to create Funds which will not operate as RICs.

10 Each of the 38 investment companies is a Trust that is an applicant to this Application. At this time, the 38 Trusts collectively offer approximately 180 separate funds.

III. APPLICANTS’ PROPOSAL

A. Operation of the Funds

1. Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the

Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware corporation law.

ETF Shares will be registered in book-entry form only and the Funds will not issue individual share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding ETF Shares. Beneficial ownership of ETF Shares

(owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (e.g., broker-dealers, banks, trust companies and clearing companies) (“DTC Participants”). Beneficial Owners of ETF Shares

will exercise their rights in such securities indirectly through the Depository and the DTC

Participants. All references herein to owners or holders of such ETF Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial

Owner shall have the right to receive a certificate representing such ETF Shares. Conveyances of all notices, statements, shareholder reports and other communications from any Fund to

Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

2. Investment Objectives

As noted above, most previous Commission orders permitting ETFs have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The relief requested herein is similar, except that each Applicant Fund will not seek to track the performance of a securities index. Instead, in pursuing its investment objective, each Fund will utilize an “active” management strategy for security selection and portfolio construction.

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities

(“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”)

and Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic

Blend Funds”) together are “Domestic Funds.” Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Funds that invest in equity securities and fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”).

Funds that invest solely in foreign equity securities are “Foreign Equity Funds,” Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds,” and Funds that invest in both foreign equity and foreign fixed income securities are Foreign Blend Funds

(and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

3. Implementation of Investment Strategy.

In order to implement each Applicant Fund’s investment strategy, the Adviser of a Fund,

each business day, may review and change the securities and other assets and positions held by the Fund including Short Positions (defined below) (“Portfolio Positions”). The Adviser will not disclose information concerning the identities and quantities of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public.

Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Positions, the Adviser may disclose such information solely to the

Chief Compliance Officers of the relevant Trust and the Adviser for purposes of such persons’

monitoring of compliance with each entity’s Code of Ethics (as defined below)11 or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund’s custodian.

4. Depositary Receipts

Applicants anticipate that the Applicant Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary

11 The Adviser and Distributor each have adopted a Code of Ethics as required under Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in
Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the
Exchange Act or the rules thereunder, of material non-public information by the Adviser or any associated person, as well as compliance policies and procedures as required under Rule 206(4)-7 under the Advisers Act. In accordance with Advisor’s Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of the Advisor with knowledge about the composition of a Creation Deposit (defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depositary”)

and evidence ownership interests in a security or a pool of securities (“Underlying Securities”)

that have been deposited with the Depositary.12 A Fund will not acquire any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

5. Listing Market

After receiving authorization from its Board to offer ETF Shares, an Applicant Fund will submit an application to list its ETF Shares on a Listing Market . It is expected that one or more member firms of the Listing Market will maintain a market for the Fund’s ETF Shares. As long as a Fund operates in reliance on the requested Order, ETF Shares of the Fund will be listed on a

Listing Market. ETF Shares may also be cross-listed on one or more foreign securities exchanges. Other than a market maker, no affiliated person or affiliated person of an affiliated person of a Fund will maintain a secondary market in the Fund’s ETF Shares.

B. Purchases and Redemptions of ETF Shares and Creation Units

Except in connection with the Conversion Privilege (defined below), ETF Shares of each

Fund will be issued in Creation Units expected to be of 25,000 or more shares. The Funds will offer and sell Creation Units of ETF Shares through the Distributor on a continuous basis at the

NAV per Share next determined after receipt of an order in proper form. The NAV of each

Fund’s ETF Shares will be determined as of the close of regular trading on the New York Stock

12 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary
Receipts (“GDRs”). With respect to ADRs, the Depositary is typically a U.S. financial institution and the
Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on
Form F-6. ADR trades occur either on a Listing Market or off-exchange. Rule 6620 of the Financial
Industry Regulatory Authority (“FINRA”) requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a
U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of
Applicants or of any Adviser or Fund will serve as the Depositary for any Depositary Receipts held by a
Fund.

Exchange (“NYSE”) on each day that the NYSE is open. A “Business Day” is defined as any day that the Fund is open for business, including as required by Section 22(e) of the Act. The

Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the initial price of an ETF Share will range from $20 to $200 and that the initial price of a Creation

Unit will range from $1,000,000 to $20,000,000.

ETF Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of ETF Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of ETF Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of ETF Shares by means of bids and offers on the Listing Market in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by other

ETFs whose individual securities all trade on a Listing Market. Applicants understand that ETFs,

including actively managed as well as index ETFs, generally have traded at, or very close to,

their respective NAVs per Share. Like those products, the price at which the Funds’ ETF Shares will trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that the ETF Shares will not trade at a material premium or discount in relation to NAV per Share.

1. Composition of Creation Baskets

In order to keep costs low and permit each Fund to be as fully invested as possible, ETF

Shares will be purchased (except in connection with the Conversion Privilege) and redeemed in

Creation Units and generally on an in-kind basis. ETF Shares will be redeemable in Creation

Units on any Business Day. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation

Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their ETF Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").13 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the

"Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in the Fund's portfolio (including cash positions),14 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;15 or

(c) TBA Transactions,16 short positions in securities (“Short Positions”), and other positions that cannot be transferred in kind17 will be excluded from the Creation

Basket.18

13 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and
Redemption Instruments are sold in transactions that would be exempt from registration under the
Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption
Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities
Act, the Funds will comply with the conditions of Rule 144A.

14 The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

15 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount"). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions, or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized

Participant,19 the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;20

16 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, paramount and price. The actual pools delivered generally are determined two days prior to the settlement date.

17 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

18 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

19 The term “Authorized Participant” is defined below in Part III.B.2.

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming ETF Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption

Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of

Global Funds or Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers, or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable)

cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,

respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of ETF Shares of a

Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.

Each Business Day, before the open of trading on the Listing Market, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the

20 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than ETF Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

Creation Basket, as well as the estimated Balancing Amount for that day. The published

Creation Basket will apply until a new Creation Basket is announced on the following Business

Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

2. Clearance and Settlement of Creation and Redemption Transactions

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant

Agreement” with the Distributor. Authorized Participants may be, but are not required to be,

members of the Listing Market. Investors may obtain a list of Authorized Participants from the

Distributor.

Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those

DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of

the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the

Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as

Creation Units of ETF Shares. The enhanced clearing process (the “NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the

“DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units. Each Fund recoups some or all of the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming Funds through the

DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

For each Fund, the Transaction Fee will be limited to an amount that has been determined by the Adviser to be appropriate. The Transaction Fee covers certain expenses, for example,

custodial costs and brokerage expenses. The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.

With respect to any Foreign or Global Funds, the clearance and settlement of its Creation

Units will depend on the nature of each security, consistent with the processes discussed below.

The NSCC Process is not currently available for purchases or redemptions of Creation Units of

Foreign Funds, Global Funds or Fixed Income Funds. Accordingly, Authorized Participants

making payment for orders of Creation Units of Foreign Funds or Global Funds must have international trading capabilities and must deposit the Creation Deposit with the Fund “outside”

the NSCC Process through the relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund or a Global Fund will operate as follows. The

Authorized Participant, acting for itself or on another investor’s behalf, must submit an order to purchase one or more Creation Units to the Fund’s Distributor, in the form required by the Fund,

by the Order Cut-Off Time on the Transmittal Date (as those terms are defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund or Global Fund. The

Authorized Participant will deliver to, in the case of a purchase (receive from, in the case of a redemption), the appropriate sub-custodians, on behalf of itself or the investor on whose behalf it is acting, the Deposit Instruments or Redemption Instruments, as applicable, plus in either case any cash as determined in accordance with the procedures described in Section III.B.1 (a

“Creation Deposit”), with any appropriate adjustments as determined by the Fund.21 Creation

Deposits must be delivered to the accounts maintained at the applicable sub-custodians. All sub-

custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required securities and/or cash have been delivered, the custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Prospectus (if required by law) to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of ETF Shares.

Except as described below, ETF Shares and Deposit Instruments of Fixed Income Funds

will clear and settle in the same manner as the ETF Shares and Deposit Instruments of Equity

Funds. The ETF Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The ETF Shares will settle through the DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the

21 When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery of
Redemption Instruments in connection with such redemption into a securities account of the Authorized
Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

movement of ETF Shares only upon validation that such securities have settled correctly. The settlement of ETF Shares will be aligned with the settlement of the underlying Deposit

Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.22 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of ETF Shares.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of ETF

Shares of the Fixed Income Funds.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC

Process, must be received by the Distributor no later than the closing time of the regular trading session of the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut-Off Time”) on the date such order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV per ETF Share determined on the Transmittal Date. Each Fund reserves the right to establish an Order Cut-Off

Time earlier than the closing time of the regular trading session of the NYSE (a) for all creation and redemption orders, or (b) for custom orders.23 A Fund may establish an earlier Order Cut-

22 Applicants note that ETF Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that ETF Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the ETF Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that ETF Shares of the Fixed Income
Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a
T+3 settlement date, Applicants anticipate that such ETF Shares may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the
Fixed Income Funds. The market makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

23 A custom order is any purchase or redemption of ETF Shares made in whole or in part on a cash basis by an Authorized Participant in reliance on clause (e)(i)-(iii) in Part B.1 above.

Off Time if deemed to be in the best interests of the Fund and its existing shareholders and if such earlier Order Cut-Off Time is applied equally to and disclosed to all Authorized Participants.

The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Creation Deposit, NSCC or DTC, as the case may be, will instruct the

Fund to initiate “delivery” of the appropriate number of ETF Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus (if required by law) and a confirmation order to those placing purchase orders.

In addition to the information made available by the Adviser, the Listing Market will disseminate: (i) continuously throughout the regular trading hours (anticipated to be 9:30 a.m. to

4:00 p.m. or 4:15 p.m. ET, as specified by the Listing Market), through the facilities of the consolidated tape, the market value of an ETF Share, and (ii) every 15 seconds throughout the regular trading hours a calculation of the estimated NAV of an ETF Share (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, ETF Shares are selling at a premium or a discount to NAV per ETF Share.24 Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

24 In contrast to the Vanguard Index ETF Orders, there is no requirement to have a benchmark index with which to compare the NAV per ETF Share of a Fund. Nonetheless, Applicants believe that the dissemination of an estimated NAV per Share calculated on the current disseminated Creation Basket and
Balancing Amount throughout the day will provide investors with the same type of information that is provided by the dissemination of the intra-day value of a benchmark index.

3. Pricing of ETF Shares

The price of ETF Shares trading on the Listing Market will be based on a current bid/offer market. The price of ETF Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio

Positions held by such Fund. ETF Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day’s NAV per ETF

Share nor the current day’s NAV per ETF Share. The market price of a Fund’s ETF Shares therefore may be below, at, or above the most recently calculated NAV per ETF Share. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a

Fund. Transactions involving the sale of ETF Shares on the Listing Market will be subject to customary brokerage commissions and charges.

4. Conversion of Conventional Shares into ETF Shares

Applicants intend (but do not commit) to offer current and future holders of Conventional

Shares, except those holding Conventional Shares through a 401(k) or other participant-directed employer-sponsored retirement plan, the opportunity to convert such shares into ETF shares of equivalent value (the "Conversion Privilege"). Applicants believe that the Conversion Privilege will facilitate the movement of investors currently holding Conventional Shares, but desiring intraday trading flexibility, out of their Conventional Shares and into ETF Shares in an expeditious and tax efficient manner.25 Many shareholders have taken advantage of the

Conversion Privilege in those Vanguard funds that currently offer ETF Shares.

25 Investors who own Conventional Shares through an employer sponsored retirement plan (and who are eligible to own ETF Shares through the plan) can sell Conventional Shares and use the proceeds to buy ETF Shares without tax consequences. It is therefore unnecessary to offer the
Conversion Privilege to such investors.

The Conversion Privilege will be a "one-way" transaction only. Holders of Conventional

Shares may convert those shares into ETF shares, but Beneficial Owners of ETF Shares will not be permitted to convert those shares into Conventional Shares.26 The decision to convert shares of one class into another will be solely at the option of the shareholder. Under no circumstances will a holder of Conventional Shares be required to convert his or her shares into ETF Shares.

Under applicable tax law, the conversion of Conventional Shares of a Fund to ETF Shares of the

same Fund is not a taxable transaction, except as noted below.

Because DTC's systems currently are unable to handle fractional shares, conversion requests will be rounded down to the nearest whole share so that only whole ETF Shares will be moved to a brokerage account through the conversion process. The following example will illustrate this point. Assume a shareholder owns $50,000 of Investor Shares issued by a

Vanguard fund and requests (through his broker) that $30,000 worth be converted to ETF Shares.

Assume further that the NAVs of the fund's Investor Shares and ETF Shares next computed after receipt of the conversion request are $20.00 and $82.14, respectively. If there were no rounding,

the shareholder's request would result in 1,500 Investor Shares (worth $30,000) being converted into 365.230 ETF Shares (also worth $30,000). But because DTC cannot handle fractional shares, only 365 ETF Shares (worth $29,981.10) will be moved to the shareholder's designated brokerage account. The 365 ETF Shares will be converted from 1,499.055 Investor Shares (also worth $29,981.10).

If a shareholder requests conversion of all Investor Shares to ETF Shares (rather than a portion, as in the example above), Applicants will liquidate the fractional share that remains and

26 An ETF Shareholder wishing to hold Conventional Shares could, of course, sell the ETF
Shares and use the sale proceeds to purchase Conventional Shares. Unlike a conversion, however, that transaction would be a taxable event, and the investor would incur brokerage commissions when selling the ETF Shares.

send the cash to the broker through whom the shareholder will own the ETF Shares, for the benefit of the shareholder.27 By way of illustration, assume the shareholder in the previous example owns $30,000 of Investor Shares, rather than $50,000, and requests (through his broker)

that the entire balance be converted to ETF Shares. As above, 365 ETF Shares (worth

$29,981.10) would be delivered to the shareholder's designated broker. The 0.945 Investor Share remaining in the shareholder's account would be liquidated and the cash value of that fractional share ($18.90) transferred to the shareholder's broker. In this scenario, the liquidation of the fractional share would be a taxable event, and the cash amount transferred ($18.90) would represent taxable income to the shareholder (unless held in an IRA or other tax-deferred account).

The SAI of a Fund will contain a description of the Conversion Privilege. Among other things, the SAI will disclose (i) that Conventional Shares can be converted into ETF Shares only in whole share increments (the rounding down process); (ii) that the fractional share that remains when a shareholder converts all of a Fund's Conventional Shares will be liquidated and the balance transferred to the shareholder's designated broker; and (iii) the tax consequences of a conversion.

Applicants expect that investors interested in moving from Conventional Shares to ETF

Shares would do so via a conversion (a nontaxable event, except as noted above), rather than by redeeming their Conventional Shares and using the proceeds to purchase ETF Shares (a taxable event). However, an investor might prefer to redeem Conventional Shares and purchase ETF

Shares rather than taking advantage of the Conversion Privilege if the investor wants to own ETF

Shares immediately and does not want to wait while the asset transfer is completed. In any event,

the decision on how to move from Conventional Shares to ETF Shares rests solely with the

27 Applicants reserve the right, however, to distribute the residual cash directly to the shareholder.

investor. Applicants will not adopt any measures to encourage conversions over redemptions, or vice-versa.

It is Applicants' present intention to leave the Conversion Privilege open indefinitely.

However, Applicants reserve the right to terminate the Conversion Privilege upon reasonable notice to holders of Conventional Shares.

The Conversion Privilege is an exchange offer under Section 11(a) of the Act. The terms of the Conversion Privilege will conform to the requirements of Section 11(a). In particular, the conversion will be made at the relative net asset values of the respective securities. Applicants may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed,

it will be applied in compliance with Rule lla-3 under the Act. ETF Shares issued to a shareholder as part of a conversion transaction will be newly issued shares, not shares purchased by the Applicant Fund on the secondary market. The issuance of ETF Shares in connection with the Conversion Privilege will comply with the Securities Act.

As noted above, retail investors must hold ETF Shares in a brokerage account. Thus,

before an investor can convert Conventional Shares into ETF Shares, she must have an existing brokerage account or open a new one.28 To initiate a conversion, the investor would contact the broker where she has established the account in which the ETF Shares will be held. The broker would contact VGI, and the conversion would be effected through a process that involves VGI

(in its role as the Fund's transfer agent), the Fund's custodian bank, and DTC.

Once the conversion is complete, and the investor owns ETF Shares rather than

Conventional Shares, Applicants would have no information about, and no relationship with, the investor (now the Beneficial Owner) with respect to the investor's ownership of those ETF

28 The Funds will have no role in selecting or recommending a broker for the purpose of holding
ETF Shares.

Shares. The Fund’s records would reflect ownership of those ETF Shares by DTC. DTC's records, in turn, would reflect ownership by the DTC Participant broker-dealer through whom the Beneficial Owner holds the ETF Shares, and the broker's records would reflect ultimate ownership by the Beneficial Owner. As noted above, Beneficial Owners would continue to receive all of the statements, notices, and reports required by law. However, Beneficial Owners seeking account information or wanting to sell their ETF Shares would have to contact their broker, not Applicants. And Beneficial Owners would no longer receive services offered by

Applicants to Conventional Shareholders, such as dividend reinvestment, online or telephone redemptions, average cost information, and services for moving money into or out of client accounts.

C. Likely Purchasers of ETF Shares

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units directly from the Funds. One is institutional investors that desire to keep a portion of their portfolios invested in a professionally managed,

diversified portfolio of securities and that find the ETF Shares a cost effective means to do so.

Another is market makers, who will purchase (and redeem) Creation Units in response to secondary market supply and demand, and for inventory control. A third category is arbitrageurs

(many of whom are market makers), who seek to take advantage of any slight premium or discount in the market price of ETF Shares of a Fund on the Listing Market versus the cost of depositing (or redeeming) Creation Units. Applicants do not expect that market makers and arbitrageurs will hold positions in ETF Shares for any length of time unless the positions are appropriately hedged. Applicants believe that the purchase and redemption of Creation Units by these market participants will enhance the liquidity of the secondary market as well as keep the market price of ETF Shares close to their NAV.

Purchasers of ETF Shares in Creation Units may hold such ETF Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of ETF Shares will include both institutional investors and retail investors for whom such ETF Shares provide a useful, retail-priced, exchange-traded mechanism for investing in a professionally managed,

diversified portfolio of securities.

D. Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,29

Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a

29 Applicants note that Prospectus delivery is not required in certain instances, including purchases of ETF Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in ETF Shares (pursuant to
Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to ETF Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a sale on such Listing Market, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Listing Market upon request.

statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to broker-

dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of ETF Shares.30

E. Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the ETF Shares and Conventional Shares.

ETF Shares will not be advertised or marketed or otherwise “held out” as Conventional

Shares. All marketing materials that describe the features or method of obtaining, buying or selling ETF Shares traded on the Listing Market, or refer to redeemability, will disclose that ETF

Shares are not individually redeemable shares and that the owners of ETF Shares may acquire those ETF Shares from the Fund, except in connection with the Conversion Privilege, or tender those ETF Shares for redemption to the Fund in Creation Units only.

F. Availability of Information Regarding ETF Shares

The Distributor intends to maintain a website that will include each Fund’s

Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per ETF Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per ETF Share (the “Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per ETF Share. The website and information will be publicly available at no charge.

30 To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the
Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent

NAV per ETF Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Business Day, before the open of trading on the Listing Market, each Fund will cause to be published on the Distributor’s proprietary portal system and/or through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount(if any), for that day.

The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. On each Business Day, before commencement of trading in ETF Shares on a Fund's Listing Market, each Fund will disclose on the website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per ETF Share at the end of the Business Day.31

In addition to the list of names and amount of each instrument constituting the current

Creation Basket, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding ETF Share of each Fund, will be made available.

Unlike index-based exchange-traded funds, there will be no underlying benchmark index the performance of which the Fund seeks to match. Consequently, there will be no intra-day index information provided to shareholders of the Funds. Nonetheless, the Listing Market will disseminate, every 15 seconds during the Listing Market’s regular trading hours, through the

31 Under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

facilities of the Consolidated Tape Association, an estimated NAV, which is an amount per ETF

Share representing the sum of the estimated Balancing Amount effective through and including the previous Business Day, plus the current value of the Deposit Instruments, on a per Share basis. This amount represents the estimated NAV of an ETF Share. The Funds will not be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

G. Operational Fees and Expenses; Shareholder Transaction Expenses

All expenses incurred in the operation of the Funds will be allocated among the various

Funds in accordance with the Funds’ Service Agreement.32 No sales charges for purchases of

ETF Shares of any Fund will be imposed. As indicated above, each Fund will charge a

Transaction Fee in connection with the purchase and redemption of Creation Units of its ETF

Shares.

H. Shareholder Reports

With each distribution, a Fund will furnish to DTC Participants for distribution to

Beneficial Owners of ETF Shares information setting forth the amount being distributed,

expressed as a dollar amount per Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions.

After the end of each fiscal year, each Fund will make available to DTC Participants, for distribution to each person who was a Beneficial Owner of ETF Shares at the end of the fiscal year, an annual report to shareholders containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by

32 For more information about the Funds’ Service Agreement, see infra Part V. B.2.

applicable laws, rules and regulations. Copies of semi-annual shareholder reports will also be made available to DTC Participants for distribution to Beneficial Owners of ETF Shares.

I. Regulatory Concerns

In developing the structure and investment process of the Funds, Applicants seek to address all of the regulatory concerns raised in the Concept Release.

· Transparency of the Fund’s Portfolio

Applicants believe that, absent unusual circumstances, investors have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and thereby minimize the probability that shares of an ETF will trade at a material premium or discount to NAV per Share. Applicants believe that one way to facilitate effective arbitrage activity in the ETF Shares of the Funds is to provide full portfolio holdings of the Fund daily to market participants.33 Such disclosure enables arbitrageurs (1) to more precisely measure the premium or discount that is created when the market price of a Fund’s

ETF Shares deviates from NAV, and (2) to more precisely calculate the arbitrage opportunity they could capture through the creation and redemption process. As previously noted (Part III.F supra), the Adviser proposes to provide full transparency of each Fund’s portfolio each day.

Short Positions (if any) will be disclosed on the Fund’s publicly available website and described in sufficient detail for market participants to understand the investment strategies, value the portfolio, and permit informed trading of each Fund.

33 See Concept Release at 10 (“[The] high degree of transparency in the investment operations of an
ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio.”).
Notwithstanding the foregoing, Applicants contend that effective arbitrage is possible without full daily portfolio holdings disclosure. In support of this contention, Applicants note that Vanguard’s index-based
ETFs, which do not provide such disclosure, have premiums and discounts that typically are narrower than comparable competitor ETFs that disclose their holdings daily.

Applicants acknowledge that daily holdings disclosure has the potential to harm funds by facilitating front running by professional traders such as hedge funds. That said, active management provides opportunities to mitigate or avoid those harms. Because index funds must track an index whose constituents are known, professional traders can know with a high degree of certainty, based on differences between the fund’s portfolio and the index, what securities the fund must buy or sell and in what quantities. This makes front running an index fund relatively simple. By contrast, an actively managed fund is not tied to any particular benchmark.

Consequently, professional traders cannot know with any degree of certainty what securities an actively managed fund will be buying or selling in the near term. Moreover, if a trader, whether through luck or skill, is able to correctly anticipate the securities an active fund is planning to buy or sell and jumps in front of that trade, the fund’s manager can choose not to consummate the trade if the price impact of the front running makes the trade unattractive. Applicants will not offer ETF Shares of a Fund pursuant to the relief requested in this Application unless the

Fund’s Adviser reasonably believes based on, among other things, the markets and securities in which the Fund will invest, that the daily disclosure of portfolio holdings would not have an adverse effect on the portfolio strategy and its execution.

· Other Operational Issues

Applicants are not aware of any other issues that could cause a Fund to operate differently from an index-based ETF, or that could affect the willingness of investors to purchase

ETF Shares either on the secondary market or in Creation Units from a Fund. In fact, because the Funds, like index-based ETFs, will invest primarily in equity and/or fixed income securities traded in a U.S. or non-U.S. securities market, Applicants believe that the operation of the Funds will be identical to the vast majority of index-based ETFs.

· Potential Discrimination Among Shareholders

The Commission raised a concern in the Concept Release that significant deviations could develop between the market price and the NAV per Share of an actively managed ETF’s shares. As discussed above, because each Fund is designed to ensure effective arbitrage activity,

Applicants do not believe that there is any greater risk that a deviation would develop between the market price and NAV of the ETF Shares of a Fund.

· Prospectus Delivery in Connection with Secondary Market Purchases

The primary disclosure document with respect to the ETF Shares will be the Prospectus.

As with all investment company securities, the purchase of ETF Shares in Creation Unit-size aggregations from a Fund will be accompanied or preceded by a prospectus. Similarly a prospectus will accompany each secondary market trade of ETF Shares. Applicants will arrange for dealers selling ETF Shares in the secondary market to provide purchasers with a prospectus.

IV. IN SUPPORT OF THE APPLICATION

A. Request for Relief and Basis for Relief

Applicants seek an order from the Commission permitting: (1) a Fund to issue ETF

Shares that are redeemable in Creation Units only; (2) secondary market transactions in ETF

Shares at negotiated prices, rather than at the current offering price described in the Fund’s

Prospectus; (3) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption, and (4) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act,

which provides that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of
[the Act].

Applicants believe that ETF Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of ETF Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable ETF Shares, a low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting prevailing market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; attract capital to the U.S. equity market; and facilitate the implementation of diversified investment management techniques.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”34 The ETF

Shares proposed to be offered would provide an exchange-traded investment company product available to both retail and institutional investors. As such, Applicants believe the ETF Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and

17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may

34 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned; the
proposed transaction is consistent with the policy of each
registered investment company concerned . . .; and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors,

whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Fund based on NAV per ETF Share. The Deposit and Redemption Instruments for a Fund

are based on a standard applicable to all persons and valued in the same manner in all cases.

Except with respect to cash as determined in accordance with the procedures described in subsection III.B.1 above, the Deposit Instruments and Redemption Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve

“overreaching” by an affiliated person. Accordingly, the Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation

Units, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transactions are (or will be) consistent with each Fund’s policies and with the general purposes of the Act.

Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release. The Concept Release highlighted several issues that could impact any actively managed exchange-traded fund, including the transparency of a fund’s portfolio, the liquidity of the securities in a fund’s portfolio and concerns regarding front running due to transparency. Each Fund will disclose the contents of its portfolio each day. With respect to predatory trading, such as front running, the Applicants believe this concern is significantly, if not entirely, mitigated by the fact that each Fund is actively managed, each Fund will disclose its trades on an after-the-fact basis, and Fund Access Persons will be subject to strict Codes of

Ethics.35

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are similar to those granted in the Prior Actively

Managed ETF Orders.

B. Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of Vanguard ETFs,

iShares, Power Shares, SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs, QQQs,

and many other ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors. Applicants believe that extending the relief typically given to index-based exchange traded funds to the Applicant Funds will result in additional benefits, including but not limited to:

35 See supra note 11.

· providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low-cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

· serving to accommodate and “bundle” order flow that would otherwise flow to the cash market, thereby allowing such order flow to be handled more efficiently and effectively;

· providing an easy and inexpensive method to clear and settle a portfolio of securities; and

· providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

1. Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. ETF Shares, which will be listed on a Listing Market, will trade throughout the Listing Market’s regular trading hours. Also, the price at which ETF Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem

ETF Shares in Creation Units, which should help ensure that ETF Shares will not trade at a material discount or premium in relation to their NAV per Share, in marked contrast to closed-

end investment companies. The continuous ability to purchase and redeem ETF Shares in

Creation Units also means that share prices in secondary market trading ordinarily should not be greatly affected by limited or excess availability.

2. Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as those to be offered by the Applicant Funds will provide investors with new and useful opportunities for investment. Applicants believe that the proposed new ETF

Shares will enhance U.S. competitiveness in global securities markets, and benefit those markets and investors generally, by providing a wide range of investors with a professionally managed

U.S. exchange-traded security that that provides exposure to significant segments of the markets.

V. REQUEST FOR ORDER

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management [investment]

company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the ETF Shares could be viewed as satisfying the Section 2(a)(32)

definition of a redeemable security. ETF Shares of a Fund are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of ETF Shares is that they can be redeemed only in Creation Unit-size aggregations. Because the redeemable Creation Units of a Fund can be unbundled into individual ETF Shares that are not individually redeemable, a question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if individual ETF Shares are viewed as non-redeemable securities. In light of this open question, Applicants request an order to permit the Trust to issue ETF Shares that are redeemable only in Creation Units, as described herein.

Although ETF Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units it is expected that the market price of an individual ETF Share will not differ materially from its NAV. Historical data relating to other

ETFs trading on Listing Markets support this view.

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the Prior Actively Managed ETF Orders, which permit Creation

Units to be separated into shares that are not individually redeemable. Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Actively Managed ETF Orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act.

Owners of ETF Shares may purchase the requisite number of ETF Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of ETF Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation

Units on the secondary market and the price of the individual ETF Shares of a Creation Unit,

taken together, should not vary materially from the NAV of Creation Units. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual ETF Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual ETF Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act. The Commission

is authorized by Section 6(c) of the Act to exempt:

any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that each Applicant Fund’s ETF

Shares will be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting the Funds to permit them to register as open-end investment companies and issue redeemable Creation Units that can be separated into individual ETF Shares, as described herein,

is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants request that this Application for an order of exemption be granted.

B. Sections 18(f)(1) and 18(i)

1. Need for Relief

Section 18(f)(1) of the Act provides that "it shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer," with exceptions not here relevant. The term "senior security" is defined in Section 18(g)

to include "any stock of a class having priority over any other class as to distribution of assets or payment of dividends." Section 18(i) provides that every share of stock issued by an open-end investment company "shall be a voting stock and have equal voting rights with every other outstanding voting stock."

The Commission generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Because owners of Conventional Shares

(“Conventional Shareholders”) and owners of ETF Shares (“ETF Shareholders”) will pay different expenses, have different redemption and trading rights, and have different dividend entitlements, Applicants are requesting relief from Sections 18(1)(1) and 18(i).

In 1995, the Commission adopted Rule 18f-3 under the Act (the “Rule”), which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with certain requirements. Although the Funds will comply substantially with the Rule, after issuing ETF

Shares they will be unable to rely on the Rule because they will not be able to comply with each and every requirement of the Rule, as discussed more fully in the next two subsections.

2. Compliance with Rule 18f-3

The Rule allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of the Rule and that, to the extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

Before examining the ways in which Applicants' proposal complies and fails to comply with the Rule, it is first necessary to provide a short background on how the Funds operate and how expenses are allocated among the Funds.

In 1975, the Commission granted exemptive relief to certain funds advised and managed by Wellington Management Company that permitted those funds to internalize their corporate administrative functions by owning and operating a service company – VGI – that would provide those functions at cost.36 Before granting the 1975 order, the Commission reviewed a proposed

Funds' Service Agreement under which each Vanguard fund would pay VGI its portion of the actual cost of operating VGI. After the 1975 order was granted, the Vanguard funds entered into the Funds' Service Agreement with VGI, which agreement, as amended, is still in effect.

According to the most recent version of the agreement, each Vanguard fund must pay VGI "its share of the direct and indirect expenses of [VGI’s] providing corporate management and administrative services, including distribution services of an administrative nature, as allocated among the funds, with allocation of indirect costs based on one or more of the following methods of allocation . . .” – those methods being net assets, personnel time of VGI employees, number of shareholder accounts, and/or such other methods of allocation as may be approved by VGI's

Board of Directors. In 1981, after several contested administrative hearings, the Commission granted further relief that permitted the Vanguard funds to internalize the funds' marketing and distribution through a new subsidiary of VGI – VMC – that would provide distribution services at cost.37 The 1981 order requires that VMC's expenses be allocated among the Vanguard funds according to a formula (the "Distribution Formula") based 50% on a fund's average month-end

36 Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975)
(order). The 1975 order was amended in 1981, 1983, 1987 and 1992, in each case to increase VGI's authorized capital. See Investment Company Act Release Nos. 1176 (May 4, 1981); 13613 (Nov. 3,
1983); 15846 (July 2, 1987); and 19184 (Dec. 29, 1992). None of the amending orders affected the allocation methodologies.

37 Investment Company Act Release No. 11645 (Feb. 25, 1981) (Opinion of the Commission and
Final Order). The 1981 order concluded that "[t]he proposed plan benefits each fund within a reasonable range of fairness. Specifically, the plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the [f]unds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the [f]unds with direct and conflict-free control over distribution functions."

net assets during the preceding quarter relative to the average month-end net assets of the other

Vanguard funds, and 50% based on the fund's sales of new shares relative to the sales of new shares of the other Vanguard funds during the preceding 24 months. To ensure that a new fund is not unduly burdened, the Distribution Formula includes a ceiling so that no fund's payment

(expressed as a percentage of its assets) exceeds 125% of the average expenses of the funds as a group (expressed as a percentage of the group's total assets). In addition, no fund may pay more than 0.2% of its average month-end net assets for distribution. After the SEC issued the 1981 order, the Funds' Service Agreement was amended to include the Distribution Formula.

Although the Funds' Service Agreement does not contemplate class-specific expenses,

such expenses are provided for under the 18f-3 Plans adopted by the Vanguard funds, including the Applicant Funds, that have a multi-class arrangement. In every case, a fund's 18f-3 Plan has been (or in the case of future funds will be) approved by the fund's Board.

Applicants will comply in all respects with the Rule, except paragraphs (a)(l)(i) and (a)(4),

which are discussed below:

• Paragraph (a)( l)(i)-- Each class shall have a different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement.

Each class of the Funds currently has different shareholder servicing arrangements and pays all of the expenses of its particular shareholder servicing arrangement. That will continue to be the case assuming the Funds are permitted to issue a class of ETF Shares.

ETF Shares could be considered to have a distribution arrangement different from that of

Conventional Shares.38 If that were the case, then the ETF Shares, to comply with paragraph

38 Most notably, ETF Shares can only be purchased with a basket of securities by or through
Authorized Participants, while the classes of Conventional Shares can be purchased for cash by any investor who meets the investment minimum.

(a)(l)(i) of the Rule, would have to bear all distribution costs that are attributable directly to them and not bear any distribution costs attributable directly to other classes or to funds that do not have a class of ETF Shares. Distribution for all of the Vanguard funds is handled by VMC.

Before any Vanguard fund issued ETF Shares, VMC allocated distribution expenses among the

Vanguard Funds using the Distribution Formula described above, with each class of a multi-class fund treated as if it were a separate fund (the "Multi-Class Distribution Formula"). In the Prior

Vanguard ETF Applications, Applicants proposed to allocate distribution expenses according to the same Multi-Class Distribution Formula. In the Prior Vanguard ETF Orders, the Commission

permitted Vanguard to continue to allocate distribution expenses according to the Multi-Class

Distribution Formula, notwithstanding that such formula is inconsistent with paragraph (a)(l )(i)

of the Rule.39 Applicants seek relief identical to that provided in the Vanguard Index ETF

Orders that would permit VMC, after the Applicant Funds issue ETF Shares, to continue to allocate distribution expenses according to the Multi-Class Distribution Formula.40

The original Distribution Formula was adopted after years of negotiation with the

Commission and a series of administrative hearings. The Commission expressly approved the original Distribution Formula as part of the 1981 order, and it represents a fundamental feature of

Vanguard's mutual, internally managed fund structure. The Multi-Class Distribution Formula was based on the same fundamental premise as the original Distribution Formula – that all

39 Under the Multi-Class Distribution Formula, distribution expenses attributable directly to the
ETF Shares will not be allocated solely to those shares. Rather, all distribution expenses (whether or not attributable to a particular class) are pooled and allocated among the Vanguard funds with each class of a multi-class fund, including each ETF Share class of an Applicant Fund, treated as if it were a separate fund – based half on relative sales of new shares and half on relative net assets, subject to the caps previously described. Allocating distribution expenses this way is not consistent with paragraph (a)(l)(i) of the Rule because each class may not pay all of the expenses of its distribution arrangement.

40 Applicants represent that they expect no material impact on the expense ratio of any other
Vanguard fund or class as a result of allocating distribution expenses to the ETF Share class in accordance with the Multi-Class Distribution Formula rather than in accordance with the Rule.

Vanguard shareholders benefit when additional shareholders invest in Vanguard Funds, and therefore that a portion of the cost incurred in distributing new shares (whether shares of a new fund or shares of a new class) are appropriately borne by all Vanguard shareholders.

The Multi-Class Distribution Formula has been approved by the boards of the Vanguard funds, including the Applicant Funds, and has a proven history. It is fundamental to the

Vanguard structure and, in Applicants' view, is the fairest and most appropriate way to allocate distribution expenses. The board of each Vanguard fund annually reviews and approves the fund's continued participation in arrangements for the payment of marketing and distribution expenses, including the Multi-Class Distribution Formula.

• Paragraph (a)(4) --Except as set forth in paragraphs (a)(l)-(3), each class shall have the same rights and obligations as each other class.

There are five ways in which Conventional Shares and ETF Shares of the Applicant

Funds will have different rights. First, redemption rights: Conventional Shares are individually redeemable while ETF Shares will be redeemable only in Creation Unit bundles. Second,

trading rights: ETF Shares will be tradable on an Exchange while Conventional Shares will not.

Third, timing of dividend declarations: The Conventional Shares of a Fixed Income Fund may

declare dividends daily, while ETF Shares of the same Fund declare dividends monthly. Fourth,

timing of dividend payments: Although all share classes of an Applicant Fund will pay (as opposed to declare) dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Conventional Shares will be the same as the ex-dividend date, whereas the payment date for ETF Shares will be several days after the ex-dividend date. Fifth, for those

Funds that offer a conversion privilege, Conventional Shares will be convertible into ETF Shares,

but ETF Shares will not be convertible into Conventional Shares.41 None of these differences, in

Applicants' view, implicate the concerns at which Section 18 is directed – i.e., excessive leverage,

conflicts of interest, and investor confusion.

Ø Leverage: The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

Ø Conflicts of Interest: See Section V.C.3 directly below.

Ø Investor Confusion: See Section V.C.4 below.

Another difference between Conventional Shares and ETF Shares –although it is not a

"right" or "obligation" of the classes – is that they will be subject to slightly different tax treatment. We discuss this difference in Section V.C.5 below.

3. Conflicts of Interest

a. Potential conflicts of interest resulting from different redemption and trading rights.

Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when one class of a fund is exchange-traded while another class is not, or when shares of one class are redeemable only in large aggregations while shares of another class are individually redeemable. It is important to note that the different trading and redemption rights accorded Conventional Shares and ETF Shares are necessary if the proposal is to have the desired benefits. ETF Shares will be tradable on an

41 It is unclear whether paragraph (e)(1) of the Rule permits one class of shares to be exchanged for another class of the same fund where, as here, the second class cannot be exchanged for the first.
Paragraph (e)(l) provides that nothing in the rule prohibits an investment company from offering a class of shares that "may be exchanged for certain securities of another company" (emphasis added).
This provision allows Investor Shares of an Applicant Fund to be exchanged for Investor Shares of another Applicant Fund, whether or not they are exchangeable for ETF Shares of the same fund. But the language of paragraph (e)(l) does not seem to apply to an exchange privilege involving different classes of the same fund. In light of the uncertainty whether paragraphs (a)(4) and (e)(1) of the
Rule, taken together, permit the Applicant Funds to offer a on way exchange from Conventional
Shares to ETF Shares, Applicants are requesting relief from Sections 18(f)(l) and l8(i) to do so.

Exchange and redeemable only in large amounts to encourage short-term investors to conduct their trading activities in a vehicle that will not disrupt the investment management of the fund.

There is no reason to make Conventional Shares tradable, and it would be counterproductive to facilitate the ability of short-term investors to disrupt the fund by making ETF Shares individually redeemable.

b. Potential conflicts of interest resulting from different classes declaring dividends at different times.

(i) Potential inequitable allocation of income and other allocable items.

Certain Funds, most likely Fixed Income Funds, will declare dividends daily with respect to the

Conventional Shares and monthly with respect to ETF Shares. As a result, the net assets of the

ETF Share class will reflect the presence of accrued but undistributed income, while the net assets of the Conventional Share class(es) will not.42 Because a fund's income, realized capital gains and losses, and unrealized appreciation and depreciation (collectively, "Allocable Items")

are allocated among a fund's classes based on relative net assets, this difference would result in a disproportionate allocation of Allocable Items to ETF Shares relative to Conventional Shares of the same Fund. Applicants intend to eliminate this potential inequality by allocating the

Allocable Items on the basis of class-level net assets adjusted to factor out the differences introduced by the application of different dividend declaration policies (the "Asset

Adjustment").43

42 When dividends are declared monthly, as Applicants propose for ETF Shares, each day’s accrued income is reflected as an increase in the shares’ NAV. (At the end of the month, when dividends are declared, the NAV drops by the amount of the declared dividend.) By contrast, when dividends are declared daily, as is the case with the Funds' Conventional Shares, the amount of the daily income accrual generally is offset by a corresponding distribution payable liability.
As a result, the net effect on the shares' NAV typically is zero.

43 Note that the costs of running VGI, to the extent they are allocated to the various Vanguard funds and their share classes on the basis of net assets, would continue to be allocated on the basis of unadjusted, rather than adjusted, net assets. Applicants intend to use unadjusted net assets

Typically, Allocable Items are allocated among the classes of a fund based on a ratio (the

"Allocation Ratio"). For a particular share class, the Allocation Ratio’s denominator is the

Fund's prior day’s net assets plus the net fund share activity at the fund level recorded on the current day (representing the prior day’s Trade Date); and its numerator is the prior day’s net assets attributed to the share class plus the net fund share activity at the share class level recorded on the current day (representing the prior day's Trade Date). However, as noted above, the application of this methodology in the case of a fund with daily and non-daily dividend share classes would result in disproportionate changes in the Allocation Ratios for a reason – the inclusion of accrued but undistributed income in the net assets of the non-daily dividend share class – unrelated to changes in the level of paid-in-capital among the classes.

To address this potential distortion, the denominator of the Allocation Ratio for each class will be equal to the Fund's prior day's net assets reduced by the Fund's undistributed net income, plus the net Fund Share activity at the Fund level recorded on the current day

(representing the prior day's Trade Date). The numerator of the Allocation Ratio for each class will be equal to the prior day’s net assets attributed to that class reduced by the class'

undistributed net income,44 plus the net fund share activity for the class recorded on the current day (representing the prior day’s Trade Date).

because doing so results in the same allocation of expenses to the Conventional and ETF share classes as would have occurred had the new ETF class been created as a stand-alone fund rather than as a separate share class of the Applicant Funds. Moreover, even if this were not the case, it would not be necessary to allocate VGI's expenses based on adjusted net assets because the difference in expense ratio that would result from allocating such expenses on the basis of adjusted vs. unadjusted net assets is well under 1/10 of one basis point per year ($1 on a
$100,000 investment), an immaterial amount by any standard.

44 Typically, the ETF class will have undistributed net income but the Conventional (daily dividend)
classes will not, because the Conventional classes distribute daily virtually all of the net income allocated to them. However, there may be times when the Conventional classes have undistributed net income,
e.g., when a significant income item is accrued on one day and distributed over a period of days.

To illustrate how the Asset Adjustment will eliminate the disproportionate allocation of income and other Allocable Items among classes, first consider investments in two hypothetical portfolios that are identical in all respects except for their dividend declaration policies (i.e., one declares dividends daily, the other monthly). Assume that the securities held by each portfolio generate $1 per day in income for each $1000 invested. An investment of $1000 in each of these portfolios would generate $30 of income during a 30-day month. For purposes of this and the following examples, assume that there are no changes in a portfolio's market value during the course of the month. In this scenario, the net assets of the daily dividend portfolio would remain constant at $1000 throughout the month because each day's accrual of $1 in income would be offset by the fund's declared distribution liability of $1. By contrast, the monthly dividend fund’s net assets would rise by $1 each day since its income accrual would not be offset by distributions; net assets would peak at $1030 at the end of the month and would drop back to

$1001 on the first day of the following month.45 Notwithstanding the difference in dividend declaration timing, a person with $1000 invested in either portfolio would receive $30 of income during the month.

Now consider what would happen if, instead of having two separate portfolios, we have a single fund with two share classes, one that declares dividends daily and one that declares dividends monthly. As with the separate portfolios, the fund holds bonds that generate $1 of daily income per $1000 invested. Assume one client invests $1000 in the daily dividend class and another client invests $1000 in the monthly dividend class. The fund will generate $2 of income each day, $1 of which is attributable to (and thus should be allocated to) the daily dividend shareholder and $1 of which is attributable to (and thus should

45 The net assets of the monthly dividend class would drop back to $1000 before the accrual of the
$1 in daily income on the first of the month, and would close the day at $1001.

be allocated to) the monthly dividend shareholder. However, if we allocate income based on relative net assets, the fund's $2 of income does not get distributed equally.

On Day 1, each class has prior net assets of $0, no undistributed income, and current fund share activity of $1000. As such, each class is allocated 1000/2000 (1/2) of the net income of $2. Accordingly, the daily dividend class will declare $1 in dividends, keeping its

NAV flat, while the monthly dividend class will accrue the income and increase its net assets to $1001.

On Day 2, the allocation will be based on the following data:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
Daily Dividend	$1000	$0	$0	$1000
Monthly Dividend	$1001	$1	$0	$1001

The allocation denominator will be $2001 (the total net assets of all classes). Accordingly, the daily dividend class will receive an allocation of 49.97% (1000/2001) of the $2 of income, while the monthly dividend class will be allocated 50.03% (1001/2001) of the $2 of income. Based on penny rounding, this would still result in the allocation of $1 to each class. By Day 12, however,

the cumulative results would be as follows:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
Daily Dividend	$1000	$0	$0	$1000
Monthly Dividend	$1011.03	$11.03	$0	$1011.03

On Day 12, the daily dividend class will be allocated 49.73% (1000/2011.03) of $2 –

which rounds to $0.99; while the monthly dividend class would be allocated 50.27%

(1011.03/2011.03) of $2 – which rounds to $1.01. By the end of 30 days, the daily dividend class would be allocated income of $29.78, while the monthly dividend class would be allocated

$30.22. These results indicate a transfer of wealth from the daily dividend class to the monthly dividend class for no reason other than the difference in dividend policy. Applicants do not believe this is appropriate. The Asset Adjustment eliminates this wealth transfer between the classes by removing the differences between the classes (for the purpose of allocating the

Allocable Items) that are based solely on the difference in their dividend declaration policies.

Using the same underlying data, consider the scenario described above using the Asset

Adjustment. On Day 1, the results would be the same since there was no accumulated undistributed income to distort dividends. On Day 2, however, the operative data would be as follows:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
Daily Dividend	$1000	$0	$0	$1000
Monthly Dividend	$1011.03	$11.03	$0	$1011.03

Unlike in the previous example, the allocation numerator for the monthly dividend class is $1000

– calculated by reducing the class-level prior net assets by the undistributed income of $1. The denominator is similarly adjusted to $2000 ($2001 of net assets minus $1 of undistributed income). This adjustment keeps the allocation of income at exactly 50% to each class.

Moving forward to Day 12, we would see the following:

Share Class	Prior Assets	Undistributed	Fund Share	Allocation
Daily Dividend	$1000	$0	$0	$1000
Monthly Dividend	$1011	$11	$0	$1011

Again, the allocation numerator for the monthly dividend class and the allocation denominator are adjusted by the undistributed income, resulting in an exact 50% allocation to each class.

At the end of 30 days, each class would be allocated exactly $30 of income- just as if the two classes had been run as separate portfolios. In our view, this is a more equitable and appropriate outcome.

Please note that these examples are based on an unrealistically high-yielding portfolio

(income of 1% per day equates to an annual yield of 365%) to better illustrate the effect of the differing dividend policies and the mitigating effect of applying the Asset Adjustment. In actuality, the impact of the differing dividend policies is far smaller. We estimate that at a 5%

yield level, the wealth transfer between Conventional Shareholders and ETF Shareholders would be on the order of 1/10 of a basis point of income per month. Although this number arguably is not material, it would be greater in a higher interest rate environment. Moreover, without the

Asset Adjustment, the possibility exists that a large movement in interest rates late in a month

(when the allocation difference is greatest) could result in an allocation of unrealized gains or losses of a more significant magnitude. Accordingly, Applicants believe it is appropriate to make the Asset Adjustment before allocating Allocable Items.

The use of the Asset Adjustment will ensure that the daily allocation of Allocable

Items to ETF Shares and Conventional Shares is not distorted by the classes’ differing dividend policies and, therefore, that the annualized rates of return of the ETF and

Conventional Share classes generally will differ only by the expense differentials among the classes, as required by Rule 18f-3(c)(l)(v).

(ii) Potential inequitable voting power. Section 18(i) provides that "every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock." Because shareholders of each Fund are given voting rights proportionate to the NAV of their shares,46 the accrual of dividends in the NAV of ETF Shares but not Conventional Shares will have an effect on the voting power of the respective classes. For example, in a fund with a 6% yield, if two investors purchase $10,000 worth of ETF Shares and a class of Conventional Shares, respectively, on the first day of the month, by the end of the month (assuming no appreciation or depreciation of the fund’s bond holdings) the ETF Shareholder might have 10,050 votes while the Conventional

Shareholder would still have 10,000 votes.47 For a Fund yielding 6%, each ETF Share would have a maximum of one-half of 1% more voting power than each Conventional Share.48

This minor inequality in voting power is not unique to the Applicant Funds or the

Vanguard family of funds. The most common matter on which fund shareholders exercise voting rights is election of trustees of a registrant. Registrants typically are series investment companies that consist of several separate funds. Shareholders of funds that are part of the same registrant elect trustees on an aggregate basis. When a registrant consists of daily dividend and non-daily dividend funds, shareholders of the non-daily dividend funds may have slightly greater voting power based on the accrual of income in their NAV. Applicants are not aware of any

46 According to the SAI of each Applicant Fund, "Unless otherwise required by applicable law, shareholders of a Fund receive one vote for each dollar of net asset value owned on the record date, and a fractional vote for each fractional dollar of net asset value owned on the record date."

47 The Conventional Share holder would be entitled to a $50 dividend, but that $50 of value is not reflected in the NAV of his shares.

48 Conversely, in the first few days after the ex-dividend date, when Conventional
Shareholders have had their dividends reinvested while ETF Shareholders have not, each
Conventional Share could have as much as one half of 1% more voting power than each ETF Share.

fund families that take any action to avoid this phenomenon. Similarly, Applicants do not propose to take any such action.

Applicants believe that their proposed treatment of voting rights meets the standards of

Section 18(i) because every share issued by the Applicant Funds will have equal voting rights in that each share will be entitled to one vote per dollar of NAV and a fractional vote per fractional dollar of NAV. (It is true that the voting power of the classes would be different based on the different dividend declaration policies, but voting power and voting rights are not necessarily the same thing.) Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants' proposal merits an exemption from Section 18(i)

because, given the minute difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

c. Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days. Although Conventional Shares and ETF Shares will both pay dividends monthly, the payment date for Conventional Shares will be the ex-dividend date while the payment date for ETF Shares will be approximately four days after the ex-dividend date.

Thus, while Conventional Shareholders who wish to reinvest their dividends will be able to do so on the ex-dividend date, ETF Shareholders who wish to reinvest their dividends will not be able until several days later. The delay between the ex-dividend date and the payment/reinvestment date occurs for all exchange-traded funds, whether they are stand-alone shares or part of a multiple-class structure, and regardless of whether an ETF Shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Conventional Shareholders who reinvest will be continuously invested, while ETF Shareholders who reinvest will be "out of the market" for four days with respect to the amount of the dividend. This four-day difference will affect the relative performance of the classes because, during the four-day period when the dividend is out of the market, ETF Shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. In most cases, this economic difference is not expected to be significant.

Income on dividends: Let us assume an investor holds $100,000 in ETF Shares of an
Applicant Fund that yields 6%, or $6,000 year. One month’s dividends will total 1/12 of
$6,000, or $500. At a yield of 6%, four days' worth of income accrued by the fund on
$500 equals 33 cents. Since the shareholder will be deprived of this amount every month, we multiply by 12 to obtain the yearly "loss" of $3.96. On an investment of $100,000,
$3.96 equates to 0.0000396%, or 0.40 basis point – less than one-half of one basis point
In an unusually high interest rate environment with a prevailing yield of 12%, an ETF
Shareholder would forego, relative to a conventional shareholder, 0.79 basis points –
worth of income annually as a result of the four-day delay between the ex-dividend date and the reinvestment date. By any measure, differences of less than one basis point per year are unequivocally insignificant.

Appreciation on dividends: During the four days that an ETF Shareholder is out of the market on a dividend, he or she will lose the potential for appreciation or depreciation on the dividend amount attributable to changes in interest rates. Over the average four-day period, typically, there would be little or no appreciation or depreciation experienced by an
ETF shareholder on her dividend amount between the ex-dividend date and the reinvestment date. In addition, because a Fund’s NAV will not vary predictably in one direction or another over such a short period, any appreciation or depreciation would be expected, over time, to zero out.

We do not believe that the potential performance difference between Conventional and

ETF classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

• As noted above, the potential performance difference is not significant.

• The potential performance difference does not consistently favor one class over the other. Because share prices are, for all relevant purposes, equally likely to move up or down, the four-day payment delay experienced by ETF shareholders is as likely to help them as hurt them.

• Section 18 does not guarantee equality of performance among different classes of the same fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different payment dates.

• The use of different payment dates is a necessary consequence of the fact that ETF

Shares are exchange traded while Conventional Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument,

such as intra-day trading.

• The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether a Vanguard ETF were structured as a separate share class of a multi-class fund or as a stand-alone clone fund. If the Commission were to deny relief to Applicants based on the fact that ETF Share distributions are out of the market for a few days each month while Conventional Shares are not, Applicants would have to offer ETFs through a stand-alone fund. This alternative would hurt investors because a stand-alone fund, as explained previously, would have a higher expense ratio. Moreover, investors in the stand-alone fund would still experience the same delay between the ex-dividend date and the payment date. It would be utterly inconsistent with the public interest for the Commission to preclude Applicants from offering ETFs in a multi-class context and allow Applicants to do so through an inferior stand-alone clone fund.

4. Investor Confusion

One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited, in part because retail investors will acquire Conventional Shares and ETF Shares through different channels. Most retail investors acquire Conventional Shares directly from Vanguard. By contrast, it is expected that most retail investors will acquire ETF Shares in secondary market purchases through brokers. It is unlikely, therefore, that investors will confuse the two. Moreover, Applicants note that ETFs have been in existence for more than twenty years, with many of these funds so popular that they consistently are among the highest volume securities on the Exchange on which they trade.

From all available evidence, it appears that investors are familiar with the concept of ETFs and understand the fundamental differences between them and conventional mutual funds. Thus,

Applicants think the potential for confusion is very limited.

Notwithstanding the limited potential for confusion and the lack of evidence that investors are in fact confused, Applicants will take numerous steps to ensure that investors clearly understand the differences between Conventional Shares and ETF Shares of the Funds.

Ø Different products, different names: All references to the exchange-traded class of shares will use the generic term "ETF Shares" or a form of the trade name "Vanguard ETFs" rather than the fund name.49

Ø Separate prospectuses: There will be separate prospectuses for ETF Shares and Conventional Shares.

Ø Prominent disclosure in the ETF Shares Prospectus: The cover and summary page of the ETF Shares Prospectus will include disclosure that the
ETF Shares are listed on an Exchange and are not individually redeemable.

Ø No reference to Vanguard ETFs as a mutual fund investment: Vanguard

49 The exchange-traded class of shares issued by the Funds will be referred to collectively as
Vanguard ETFs and individually by combining the Fund name with "ETF," e.g., Vanguard Total Stock
Market ETF or Vanguard Long-Term Bond ETF. See also footnote 50.

ETFs will not be marketed as a mutual fund investment. Marketing materials may refer to Vanguard ETFs as an interest in an investment company or fund, but will not make reference to an "open-end fund" or
"mutual fund"50 except to compare or contrast the ETF Shares with conventional mutual funds.51 Where appropriate, there may be express disclosure that Vanguard ETFs are not a mutual fund product.

Ø Limitations on joint advertising: VMC will not market Conventional Shares and ETF Shares in the same advertisement or marketing material without appropriate disclosure explaining the relevant features of each class.

Ø Special disclosure: In any document addressed primarily to prospective
ETF investors (including the ETF Shares Prospectus, advertisements, and marketing materials), the following disclosures will appear: (a) ETF Shares are not redeemable with a Fund other than in Creation Unit aggregations; (b)
ETF Shares, other than in Creation Unit aggregations, can be sold only through a broker, and the selling shareholder may have to pay brokerage commissions in connection with the sale; and (c) the selling shareholder may receive less than net asset value in connection with the sale of ETF Shares.

Ø Disclosure regarding dividends: The prospectus for each Fund’s ETF Shares will disclose that reinvestment of dividends (if elected) may not occur until approximately four days after the ex-dividend date.

Ø Educational material: VMC has website disclosure providing plain English disclosure about Vanguard ETFs and how they compare to traditional mutual funds.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand clearly the differences between Conventional Shares and ETF Shares.

50 Notwithstanding this representation, marketing materials may reference the fact that a particular
Vanguard ETF is a share class of a larger fund that also issues conventional mutual fund shares. This statement should not cause confusion because other information in those same marketing materials (see bullet point titled "Special Disclosure") will highlight the differences between ETF Shares and
Conventional Shares issued by the same Fund.

51 If VMC publishes materials comparing and contrasting Conventional Shares and ETF Shares, we expect those materials to explain the relevant features of each class. The materials also may present
Vanguard's view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared and contrasted generally to traditional mutual fund shares, while in other cases ETF Shares of a particular Applicant Fund may be compared and contrasted to Conventional Shares of the same Fund.

5. Tax differences

The different dividend declaration policies for ETF Shares and Conventional Shares may cause shareholders in the two classes to experience slightly different tax treatment. As explained below, the differences are very small.

The NAV (and market price) of an ETF Share will include a ratable share of the Fund's undistributed accrued income collected month to date; the NAV of a Conventional Share will not.

As a result of this difference, Conventional and ETF Shareholders, upon a sale of shares, will be taxed differently with respect to income received by a Fund between the first day of the month and the day the shares are sold. When a Conventional Shareholder sells her shares, she is entitled to receive dividends declared, but not yet paid, since the beginning of the month; any such dividends would be taxable as ordinary income. By contrast, when an ETF Shareholder sells his shares, any income allocated (but not yet paid) to the ETF class during that month would be reflected in the NAV of the shares and would add to his gain or reduce his loss. In other words, that partial month’s income would be treated as a capital item, not as ordinary income

(assuming the shareholder held the disposed ETF Shares as capital assets).52

This difference in tax character may or may not result in the application of different tax rates. For 2014, the maximum ordinary income tax rate is 39.6%. The maximum tax rate on short-term capital gains (for shares held one year or less) is also 39.6%, the same as for ordinary income. The maximum tax rate on long-term capital gains (for shares held more than one year)

is 20%. Thus, depending on the holding period, the difference in tax rate could be as little as 0%

or as much as 19.6%.53

52 ETF Shares will be non-capital assets for many Authorized Participants, resulting in tax treatment as ordinary income rather than capital gains.

53 These figures do not include the net investment income tax of 3.8% because this tax applies

Even applying the maximum tax rate difference of 19.6%, the difference in the amount of tax owed from holding ETF Shares vs. Conventional Shares is quite small. On an investment of

$10,000 in a fund yielding 6% per year (1/2% per month), the maximum difference in the tax owed by an ETF vs. a Conventional Shareholder would be $9.80 ($50 of income multiplied by a maximum tax rate difference of 19.6%).54 The $9.80 figure assumes the shareholders sold/redeemed on the last day of a month and therefore accrued a full month’s income. If instead we assume the shareholders sold/redeemed in the middle of the month, the difference in tax owed would be less than $5.

The difference in tax treatment with respect to one month’s interest, regardless of its effect on the amount of tax owed, is not inconsistent with either the language or spirit of Section

18. The tax treatment accorded a share class is not a "right" or "obligation" of the shares defined by the issuer, and therefore neither Section 18 of the Investment Company Act nor the Rule

thereunder (including paragraph (a)(4) of the Rule) requires identical tax treatment of different share classes. Moreover, the same difference in the tax treatment of Conventional and ETF shareholders in an Applicant Fund would also be observed if Applicants instead offered ETF

Shares through stand-alone clone funds.

6. Legislative history of Section 18

Applicants assert that the relief requested from Sections 18(f)(1) and 18(g) is consistent with the legislative history of the Investment Company Act. The legislative history of Section 18 equally to all of these scenarios and therefore does not affect the outcome.

54 Shares worth $10,000 at the beginning of a month in a fund yielding 6% (1/2% per month) would be worth $10,050 at the end of the month. For a Conventional Shareholder, that $50 would be ordinary income; if taxed at the maximum ordinary income rate of 39.6%, the Conventional Shareholder would owe $19.80 in tax. For an ETF Shareholder who sells his shares before they go ex-dividend, that $50 would be a capital item; if taxed at the maximum long-term capital gain rate of 20%, the ETF Shareholder would owe tax of $10.00, a difference of $9.80.

references myriad abuses arising from an investment company’s issuance of multiple share classes. These abuses include excessive leverage, borrowings, issuance of preferred stock,

practices (including dividend practices) favoring management’s share classes over classes held by other shareholders, and dividend payments to common stockholders out of contributed capital

(to the detriment of senior security holders). None of these abuses is relevant to Applicants'

proposal.

That said, Applicants acknowledge – indeed, we emphatically agree with – Congress’

view that the national public interest and the public interest of investors are adversely affected

"when investment companies issue securities containing inequitable or discriminatory provisions,"55 and we note that Section 18 was intended to implement this policy. Moreover,

Applicants agree that it would not be in the public interest for the Commission to grant exemptive relief to any multiple class proposal that includes inequitable or discriminatory dividend practices.56

We do not believe the proposed differences between the classes with respect to the declaration and distribution of dividends are the sort of differences in payment of dividends that

Congress sought to prohibit. The 1939 Investment Trust Study cites numerous examples of abusive practices associated with the issuance of senior securities. Two of these practices involved dividend practices. The first concerned the payment of dividends to common stock or a junior preferred stock out of contributed capital.57 The Commission deemed this practice abusive because it deprives preferred stockholders "of that margin of safety or 'capital cushion'

55 Investment Company Act Section l (b) (3).

56 Cf. Report of the Securities and Exchange Commission on Investment Trusts and Investment
Companies at l591 (1939) ("the disposition of assets by a company by way of dividends to any class of stock is of vital importance to all the other classes").

57 Id. at 1710-22.

consisting of the [money] paid in by the common stock upon the existence of which the preferred stockholders rely in purchasing their stock.”58 The second abusive practice involving dividends concerned the payment of dividends to common stock or junior preferred stock out of capital gains.59 The Commission deemed this practice abusive because "if capital gains are distributed in the form of large dividends to junior securities, subsequent capital losses may have to be borne by the senior security holders.”60 Quite simply, Applicants’ proposal does not involve the specific practices against which Congress was legislating when it enacted Section 18.

Of course, just because Applicants’ proposal differs from the specific practices Congress considered when enacting Section 18 does not mean that the proposal passes muster under

Section 18. As noted above, the key is whether the proposal includes inequitable or discriminatory provisions. For the reasons set forth in the Application, we do not believe our proposal is either inequitable or discriminatory.

The difference in the dates on which dividends of certain Fixed Income Funds are declared and paid to Conventional and ETF Shares will be due solely to industry practice, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. It would not be practical for certain Fixed Income Funds to declare dividends monthly on their Conventional Shares and it would not be possible for those Funds (or any funds) to declare dividends daily on their ETF Shares. We acknowledge that the use of different dividend declaration and payment schedules would result in disproportionate allocations of income and gains and losses absent the application of the Asset Adjustment.

However, as described above in Part V.B.3, Applicants will make the necessary adjustments that

58 Id. at 1710.

59 Id. at 1723-31.

60 Id. at 1723.

will preserve mutuality and eliminate the conflicting rights to a fund’s income about which

Congress was concerned. Accordingly, we believe that the issuance of ETF Shares by the

Applicant Funds as proposed is neither inequitable nor discriminatory, and therefore is consistent with the legislative history of Section 18.

7. Summary of case for relief from Sections 18(f)(1) and 18(i)

Applicants are requesting an exemption from Section 18(f)(1) and 18(i) that would allow

Vanguard’s actively managed funds to add ETF Shares to the multi-class structure, just as

Vanguard’s index funds are permitted to do currently under the terms of the Vanguard Index

ETF Orders.

In support of their request for relief from Section 18(i), which requires that all shares of a fund have equal voting rights, Applicants represent that shareholders of each Applicant Fund will have equal voting rights in that every share, regardless of class, will be entitled to one vote for each dollar of NAV and a fractional vote for each fractional dollar of NAV owned on the record date. Although the different dividend policies of the different share classes will result in different voting power, Applicants note that (i) this difference occurs commonly in voting for trustees within funds of the same registrant, and (ii) the degree of difference in voting power is insignificant and extremely unlikely ever to affect the outcome of a proxy vote.61 Moreover,

Applicants represent that they will comply in all respects with the provisions of Rule 18f-3 governing voting rights. In particular, each class will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement, and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of another class. For these reasons, Applicants contend that their request for relief from

61 See supra Part. V.B.3.b (ii).

Section 18(i) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the Act.

In support of their request for relief from Section 18(f), Applicants represent that they will comply in all respects with Rule 18f-3, except that (a) distribution expenses will not be allocated in accordance with the Rule, and (b) Conventional Shares and ETF Shares will have different rights with respect to redeemability and trading, and will have different dividend declaration and payment dates. In Parts V.C.2-4 above, Applicants explained that (a) the Funds will allocate distribution expenses in a manner that has been approved by the boards of the

Vanguard funds and is consistent with the allocation methods previously approved by the

Commission for distribution expenses; and (b) the different redemption, trading, and dividend features of Conventional Shares and ETF Shares will not lead to any of the abuses Section 18 was designed to address.

C. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus.

Rule 22c-1 provides, in relevant part, that:

No registered investment company issuing any redeemable
security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

ETF Shares of each Applicant Fund will be listed on a Listing Market and one or more market makers will maintain a market for such ETF Shares. The ETF Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order. Therefore, the purchase and sale of the ETF Shares of each Fund arguably will not occur at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule

22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the

Commission enter an order under Section 6(c) of the Act exempting them from the provisions of

Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of ETF Shares of each

Fund on and away from the Listing Market at prices based on a bid/offer market, rather than the next computed NAV per ETF Share of the relevant Fund. The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the ETF Shares of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.62

The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in ETF Shares of a Fund. Secondary market transactions in ETF

Shares would not cause dilution for owners of such ETF Shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.63 Similarly, secondary market trading in ETF Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-

party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of ETF Shares.

With respect to the third possible purpose of Section 22(d) – eliminating price competition between contract and non-contract dealers – Applicants represent that there will be no contract dealers. Moreover, all dealers will have the ability to acquire ETF Shares of a Fund on the same terms (either by purchasing them on the secondary market or from the issuing Fund as part of a Creation Unit) and can thereafter sell them; therefore, no dealer should have an advantage over any other dealer in the sale of the Fund’s ETF Shares.

62 See Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at
299-303; Investment Company Act Release No. 13183 (April 22, 1983).

63 The purchase and redemption mechanisms, which include (i) the Transaction Fees imposed on creating and redeeming entities, and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’
capitalizations from adversely affecting the interests of ongoing shareholders.

With respect to Rule 22c-1, which requires that dealers sell fund shares based at a price based on the next computed NAV, Applicants note that secondary market transactions in a

Fund’s ETF Shares generally should occur at prices roughly equivalent to their NAV. If the price of a Fund’s ETF Shares should fall below the proportionate NAV per ETF Share of the underlying Fund assets, an investor needs only to accumulate enough individual ETF Shares of the Fund to constitute a Creation Unit in order to redeem such ETF Shares at NAV. Competitive forces in the marketplace should thus ensure that the difference between the NAV and the secondary market price for ETF Shares remains narrow. Applicants believe that the nature of the markets in the Portfolio Positions underlying the investment objective and strategy of each Fund,

including the liquidity and transaction costs associated with such Portfolio Positions, will be the primary determinant of premiums or discounts.

Applicants believe that the ability to execute a transaction in ETF Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in ETF Shares in reliance on the efficiency of the market.

Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The identities and quantities of the Portfolio Positions of each Fund will be disclosed daily. Further, the portfolio could be reconstituted on a daily basis pursuant to the Adviser’s strategy. Information regarding any reconstitution will be made available to all market participants.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming, and pricing Creation Units and pricing and trading ETF Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22(c)-1.

D. Exemption from the Provisions of Section 22(e)

Applicants seek an exemption from the seven-day redemption delivery requirement of

Section 22(e) of the Act for certain Foreign and Global Funds under the circumstances described below.64

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

Applicants observe that the settlement of redemptions of Creation Units of the Foreign

Funds and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest.

Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, could require a delivery process of up to14 calendar days, rather than the7 calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the

64 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

Portfolio Positions of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no later than14 days following the tender of a Creation Unit. With respect to Funds that are Foreign Funds or Global Funds, Applicants seek the relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. A redemption delivery may be delayed due to the proclamation of new or special holidays,65 or the treatment by market participants of certain days as “informal holidays”66 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), but all such deliveries will be made within 14 calendar days after a redemption request is made in proper form. The elimination of existing holidays or changes in local securities delivery practices,67 could affect the information set forth herein at some time in the future, but not the 14 calendar day maximum for deliveries. The SAI will identify those instances in a given year where, due to local holidays,

more than seven days, up to a maximum of 14 calendar days, will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

65 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.

66 A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

67 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Except as disclosed in the SAI for any Fund for analogous dates in subsequent years,

deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within 7 days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation

Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given

Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of ETF Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds and Global Funds that do not effect creations or redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days, following the date on which a request for redemption in proper form is made.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).

Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Prior Actively Managed ETF Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b)

and Section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the

Funds to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . ., or any affiliated person of such a person, promoter or principal
underwriter, acting as principal –

(1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely
(A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof; [or]

(2) knowingly to purchase from such registered company . . . any security or other property (except securities of which the seller is the issuer) . . . .

Section 17(b) authorizes the Commission to grant an exemption from Section 17(a) upon application if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from

Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section

17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945),

where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the
outstanding voting securities of such other person; (B) any person

5 percentum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly
controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; [and] (E) if such other person is an investment company, any investment adviser thereof or any
member of an advisory board thereof. . . .

Section 2(a)(9) of the Act defines “control” as “the power to exercise a controlling influence over the management or policies” of a company and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.” The

Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition,

the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

There exists a possibility that, with respect to one or more Funds, an institutional investor could own 5% or more of that Fund, or in excess of 25% of the outstanding ETF Shares of a

Fund, making that investor an affiliated person of the Fund under Section 2(a)(3)(A) or Section

2(a)(3)(C) of the Act. For so long as such an investor is deemed to be an affiliated person,

Section 17(a)(1) could be read to prohibit that investor from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, Section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund.

Since the Section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under Sections

6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the shares of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of ETF Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination among purchasers or among redeemers. Deposit Instruments and Redemption

Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer. Except with respect to cash as determined in accordance with the procedures described in subsection III.B.1 above, the Deposit Instruments and Redemption Instruments for a Fund will be the same, and in-

kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the

Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Positions held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or the Applicants to effect a transaction detrimental to the other holders of ETF Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio

Positions held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV per ETF Share will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI. EXPRESS CONDITIONS TO THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. No Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the ETF Shares are not individually redeemable and that owners of the ETF Shares may acquire those ETF Shares from the Fund and tender those ETF Shares for redemption to the Fund in Creation Units only.

2. The website for the Funds, which is and will be publicly accessible at no charge,

will contain, on a per ETF Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3. As long as a Fund operates in reliance on the Order, its ETF Shares will be listed on a Listing Market.

4. On each Business Day, before commencement of trading in ETF Shares on a

Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the

Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV per ETF Share at the end of the Business Day.

5. The Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6. On an annual basis, the board of trustees of each Fund, including a majority of

Disinterested Trustees, must determine, for each Fund, that the allocation of distribution expenses among the classes of Conventional Shares and ETF Shares in accordance with the

Multi-Class Distribution Formula is in the best interests of each class and of the Fund as a whole.

Each Fund will preserve for a period of not less than six years from the date of a board determination, the first two years in an easily accessible place, a record of the determination and the basis and information upon which the determination was made. This record will be subject to examination by the SEC and its staff.

7. The relief requested in this Application to permit the offering of ETF Shares will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation and offering of an exchange-traded class of shares of actively managed funds,

unless the Commission staff has issued a no-action letter to the Applicants permitting reliance on the Order.

IX. NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.
(202) 373-6799
Bingham McCutchen LLP
2020 K Street NW
Washington, D.C. 20006

Barry A. Mendelson
The Vanguard Group, Inc.
Mail Stop V26
P.O. Box 2600
Valley Forge, PA 19482-2600

VII. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page, and that they request that all written communications concerning the Application be directed to the persons and address printed on the

Application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Heidi Stam,

Secretary, Managing Director, and General Counsel of VGI, Senior Vice President and Director

of VMC, and Secretary of each of the Applicant Trusts, is authorized to sign and file this document on behalf of VGI, VMC, and the Applicant Funds. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the Relief requested by this Application.

Dated: March 7, 2014

Each of the Vanguard Trusts identified as an
Applicant to this Application
By: _/s/ Heidi Stam
Name: Heidi Stam
Title: Secretary

The Vanguard Group, Inc.
By: _/s/ Heidi Stam
Name: Heidi Stam
Title: Secretary, Managing Director and
General Counsel

Vanguard Marketing Corporation
By: /s/ Heidi Stam
Name: Heidi Stam
Title: Senior Vice President and Director

Verifications

The undersigned states that she has duly executed the attached Application dated March
7, 2014 for and on behalf of The Vanguard Group, Inc., Vanguard Marketing Corporation, and
each of the Vanguard funds identified on the cover page as an Applicant to this Application (the
“Applicant Funds”); that she is an officer and/or a director of each of those entities; and that all actions necessary to authorize deponent to execute and file such instrument have been taken.
The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

The Vanguard Group, Inc.
By:_/s/Heidi Stam
Name: Heidi Stam
Title: Secretary, Managing Director, and Counsel

Vanguard Marketing Corp.
By:_/s/Heidi Stam
Name: Heidi Stam
Title: Senior Vice President and Director

The Applicant Funds
By:_/s/Heidi Stam
Name: Heidi Stam
Title: Secretary